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                                                                      EXHIBIT 11

                      STATEMENT RE COMPUTATION OF EARNINGS PER SHARE

                                 Years Ended December 31,

                                          1996          1995         1994
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Weighted average number of shares
  outstanding                           1,215,902     1,215,902     1,215,902
Net income (in thousands)              $    8,521    $    8,211    $    7,507
Earnings per share                     $     7.01    $     6.75    $     6.17

Note: Earnings per common share have been retroactively restated to reflect the 7 for 5 stock in 1994.